Exhibit 99.1

News Release 2016-25

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Michele Loguidice

Director, Investor Relations and Corporate Communications

+1 703-559-7372

michele.loguidice@intelsat.com

Intelsat Announces Entry into Note Purchase Agreement;

Reduces Maximum Payment Amount and Extends Expiration Date of Tender Offer for Certain Notes

of Intelsat Jackson Holdings S.A. to July 14, 2016

Luxembourg, 30 June 2016

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced that its subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) has entered into a purchase agreement with a number of institutional investors pursuant to which Intelsat Jackson agreed, subject to the satisfaction of customary conditions, to issue in a private placement $490 million aggregate principal amount of 9.50% senior secured notes (the “New Notes”) with a discount of 2.0%.

Intelsat Jackson expects to use the net proceeds from the New Notes to fund its previously announced tender offers (the “Tender Offers”) to purchase its 6 5⁄8% Senior Notes due 2022 (CUSIP No. 45824TAM7) (the “2022 Notes”), 5 1⁄2% Senior Notes due 2023 (CUSIP No. 45824TAP0) (the “2023 Notes”) and 7 1⁄2% Senior Notes due 2021 (CUSIP No. 45824TAG0) (the “2021 Notes” and, together with the 2022 Notes and the 2023 Notes, the “Securities”). Intelsat Jackson’s obligation to accept and pay for Securities in the Tender Offers remains subject to satisfaction or waiver of the Financing Condition (as defined below) and the other general conditions described in the Offer to Purchase. The receipt of the net proceeds from the New Notes pursuant to the purchase agreement is expected to satisfy the Financing Condition.

Intelsat S.A. also announced that Intelsat Jackson has decreased the Maximum Payment Amount under and extended the Expiration Date and Withdrawal Deadline for the Tender Offers. The maximum aggregate cash consideration (excluding accrued and unpaid interest on the Securities and excluding fees and expenses related to the Tender Offers) (the “Maximum Payment Amount”) that Intelsat Jackson will pay to purchase Securities pursuant to the Tender Offers has been reduced from $625,000,000 to $463,000,000. All Securities tendered in the Tender Offers by the new Expiration Date of 11:59 p.m., New York City time, on July 14, 2016 and accepted for payment will receive the Total Consideration, which includes the Early Tender Premium (each as defined in the amended and restated Offer to Purchase dated as of May 17, 2016 (the “Offer to Purchase”)).

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg T +352 2784-1600 F +352 2784-1690

R.C.S. Luxembourg B 162135

Intelsat Jackson commenced the Tender Offers on May 12, 2016. The new Expiration Date, which also will be the Early Tender Date, by which tenders must be received for holders to receive the applicable Early Tender Premium, and Withdrawal Deadline will be 11:59 p.m., New York City time, on July 14, 2016, unless extended or earlier terminated by Intelsat Jackson, for each series of Securities. Except as described in this press release, all other terms and conditions of the Tender Offers, as previously announced and described in the Tender Offer Materials (as defined below), remain unchanged.

The following table sets forth certain key dates of the Tender Offers, as extended. Further information may be found in the Tender Offer Materials (as defined below):

Key Date	Calendar Date
Launch Date	May 12, 2016

Expiration Date, Early Tender Date and Withdrawal Deadline	11:59 p.m., New York City time, on July 14, 2016, unless extended or earlier terminated by Intelsat Jackson.

Final Settlement Date	The Final Settlement Date is currently expected to be July 15, 2016.

The Tender Offers are being conducted pursuant to the Offer to Purchase, the accompanying amended and restated Letter of Transmittal, the press releases dated June 1, 2016, June 9, 2016, June 23, 2016, and this press release and Intelsat S.A.’s or Intelsat Jackson’s other press releases used in the Tender Offers (collectively, the “Tender Offer Materials”). Intelsat Jackson’s obligation to accept for purchase, and to pay for, Securities validly tendered pursuant to the Tender Offers is subject to, and conditioned upon, having obtained debt financing in a minimum aggregate principal amount that will generate sufficient proceeds, in addition to cash on hand, to purchase the tendered Securities, including payment of the Total Consideration and any fees payable in connection with the Tender Offers, subsequent to the date hereof and on or prior to the Final Settlement Date, on terms and conditions reasonably satisfactory to Intelsat Jackson (the “Financing Condition”).

As of 5:00 PM on June 29, 2016, approximately $757,978,000 aggregate principal amount of 2022 Notes (constituting approximately 93.0% of the currently outstanding 2022 Notes), approximately $1,235,263,000 aggregate principal amount of 2023 Notes (constituting approximately 61.8% of the currently outstanding 2023 Notes), and approximately $329,429,000 aggregate principal amount of 2021 Notes (constituting approximately 28.7% of the currently outstanding 2021 Notes), have been tendered in the Tender Offers.

Questions regarding the Tender Offers may be directed to Guggenheim Securities, LLC at 330 Madison Avenue, New York, New York 10017, Attn: Liability Management Group, Phillip Laroche, ((212) 293-3035 (phone) or Phillip.Laroche@guggenheimpartners.com (email). Requests for the Tender Offer Materials may be directed to Global Bondholder Services Corporation at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others).

Intelsat Jackson is making the Tender Offers only by, and pursuant to, the terms of the Tender Offer Materials. None of Intelsat Jackson, the Dealer Manager, the Information and Depositary Agent nor their respective affiliates makes any recommendation as to whether Holders should tender or refrain from tendering their Securities. Holders must make their own decision as to whether to tender Securities and, if so, the principal amount of the Securities to tender. The Tender Offers are not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Intelsat Jackson by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, including in connection with the New Notes, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful. Capitalized terms used in this press release but not otherwise defined herein have the meanings assigned to them in the Tender Offer Materials.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Tender Offer and the sale of the New Notes, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the sale of the New Notes and the Tender Offers.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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